Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Earnings:
Income before income taxes	$88,162	$139,798
Add (deduct):
Fixed charges	51,474	71,045
Capitalized interest, net of amortization	(308)	(451)
Other	13	64

Earnings available for fixed charges (a)	$139,341	$210,456

Fixed charges:
Interest expense	$38,410	$53,023
Capitalized interest and tax interest	479	748
One third of rental expense (1)	12,585	17,274

Total fixed charges (b)	$51,474	$71,045

Ratio of earnings to fixed charges (a/b)	2.71	2.96

(1) Considered to be representative of interest factor in rental expense.

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